

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2012

<u>Via E-mail</u>
Mr. Andrew A. Skarupa
Chief Financial Officer
RealD Inc.
100 N. Crescent, Suite 200
Beverly Hills, CA 90210

> **Re: RealD Inc.**
> **Form 10-K for the fiscal year ended March 25, 2011**
> **Filed June 10, 2011**
> **Form 10-Q for the period ended December 23, 2011**
> **Filed February 1, 2012**
> **File No. 001-34818**

Dear Mr. Skarupa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the period ended December 23, 2011</u>

<u>Note 8. Income taxes, page 13</u>

1.   We refer to your disclosure indicating you determined a valuation allowance should be provided for substantially all of the net deferred tax assets. We see that for the nine months ended December 23, 2011, you reported pre-tax income of $38.5 million and as of March 25, 2011, reported a net operating loss deferred tax asset of $25.6 million. Please help us better understand the analysis you

performed in reaching the conclusion that it was not appropriate to release a portion of your valuation allowance. In that regard:

- provide your taxable income or loss for the last three fiscal years and nine months ended December 31, 2011;
- tell us the expiration dates of your loss carryforwards and how much of the loss carryforwards you anticipate utilizing when you file your 2011 tax returns;
- describe the positive and negative evidence you evaluated, including how you considered and weighted that evidence under the requirements of FASB ASC 740-10-30-16 to 25; and
- tell us whether you are projecting future taxable income and the basis for your assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director